UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-05486

CUSIP NUMBER 740884101

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ____________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I REGISTRANT INFORMATION
Presidential Life Corporation
Full Name of Registrant

Former Name if Applicable
69 Lydecker Street
Address of Principal Executive Office (Street and Number)
Nyack, NY 10960
City, State and Zip Code
PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in a Current Report on Form 8-K filed with the SEC on May 10, 2011, on May10, 2011, the Board of Directors of Presidential Life Corporation (the “Company”) determined, upon advice of management, that the Company’s financial statements for the years ended December 31, 2009 and 2008, as previously restated in its Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (“SEC”) on March 29, 2011 (“2010 Form 10-K”), the financial statements for the year ended December 31, 2010 included in the 2010 Form 10-K and the financial statements for each of the first three quarters of the year ended December 31, 2010 (such financial statements, the “Subject Financial Statements”), should no longer be relied upon because they contain an error as addressed in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections.  The nature of the error is discussed below.

As previously disclosed in a Current Report on Form 8-K filed with the SEC on March 10, 2011, the Board of Directors of the Company determined on March 7, 2011 that the Company’s financial statements for the years ended December 31, 2009 and 2008 (the “Annual Financial Statements”) and for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010 (the “Quarterly Financial Statements” and, together with the Annual Financial Statements, collectively, the “Previously Issued Financial Statements”) should no longer be relied upon because they contained an error as addressed in FASB ASC Topic 250.  The errors in the Previously Issued Financial Statements related to the application of the equity method of accounting for the Company’s limited partnership investments.  The Company sought to correct the error with respect to the Annual Financial Statements by restating such financial statements included in its 2010 Form 10-K (the “Original Restatement”), and the Company intends to correct the error in the Quarterly Financial Statements through the filing of amendments to its Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010.

In the process of preparing the Subject Financial Statements, the Company made an error in failing to analyze other-than-temporary-impairment (“OTTI”) related to its limited partnership investments.  Management has determined that this error resulted in an understatement of net loss for the year ended December 31, 2008 and an overstatement of net income for the year ended December 31, 2009 in the Subject Financial Statements.  The error resulted in an understatement of accumulated other comprehensive income and an overstatement of retained earnings as of December 31, 2010, 2009 and 2008.  There was no change in total stockholder’s equity as a result of the error.  Because the components of stockholder’s equity are being restated, accumulated other comprehensive income and retained earnings will change in each of the first three quarters of 2010 from that previously reported.  As of the date of this filing, management has not had sufficient time to determine with precision the impact of this error on the Subject Financial Statements.  For the effect of this restatement of the Subject Financial Statements and other prior period financial statements, please refer to the amendment to the 2010 Form 10-K to be filed on Form 10-K/A.  The Company intends to reflect the effects of this restatement on the Quarterly Financial Statements in the Form 10-Q amendments referenced above.

As a result of the restatements, the Company requires additional time to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which Quarterly Report would otherwise be due on May 10, 2011.  It is anticipated that the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 will be filed on or before the fifth calendar day following the prescribed due date of such Report (or by May 16, 2011).

(Attach extra Sheets if Needed)

PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donald L. Barnes	(845)	358-2300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this Current Report, management of the Company has not had sufficient time to determine the impact of the restatement and is therefore unable to provide a narrative or quantitative explanation of the anticipated change in its results of operations.  For the effect of the restatement, please refer to our Form 10-Q for the quarter ended March 31, 2011 expected to be filed on or before May 16, 2011.

Presidential Life Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2011	By	/s/ Donald L. Barnes

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter).  Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).